Exhibit 99.3

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Consent of Independent Registered Public Accounting Firm

Minera Andes Inc.

Spokane, Washington

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 and S-8 (Registration Statement Nos. 333-77663 and 333-34023, respectively) of Minera Andes Inc., of our report dated April 17, 2007 relating to the consolidated financial statements of Minera Andes Inc., which appears in this Form 40-F.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 24, 2007